Exhibit 99.1

TD Bank Financial Group to Issue TD Capital Trust III Securities

Toronto, September 9, 2008 - The Toronto-Dominion Bank (“TDBFG”) announced today that TD Capital Trust III, a subsidiary of TDBFG, and TDBFG have entered into an agreement with a syndicate of underwriters led by TD Securities Inc. for an issue of 1,000,000 TD Capital Trust III Securities - Series 2008 (“TD CaTS III”).  Each TD CaTS III carries a face value of $1,000. The offering will raise gross proceeds of $1 billion.  TD Capital Trust III and TDBFG have filed a short-form prospectus with the securities regulators in each of the provinces and territories of Canada with respect to the offering of TD CaTS III.

TDBFG anticipates the issuance of TD CaTS III to constitute Tier 1 Capital of TDBFG. The expected closing date is September 17, 2008.

For the period from the closing date up to and including December 31, 2018, cash distributions are expected to be paid semi-annually on the TD CaTS III at a yield of 7.243% per year.  Subsequent to December 31, 2018, the cash distributions on each TD CaTS III will reset semi-annually as described in the short-form prospectus.

The TD CaTS III have not been and will not be registered under the United States Securities Act of 1933, as amended, or under any state securities laws, and may not be offered, sold or delivered, directly or indirectly, in the United States of America.  This press release shall not constitute an offer to sell or solicit to buy such securities in the United States.

About TD Bank Financial Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. TD Bank Financial Group is the seventh largest bank in North America by branches and serves approximately 17 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking through TD Banknorth and Commerce Bank (to be known together as TD Bank); and Wholesale Banking, including TD Securities. TD Bank Financial Group also ranks among the world's leading on-line financial services firms, with more than 5.5 million on-line customers. TD Bank Financial Group had CDN$509 billion in assets as of July 31, 2008. The Toronto-Dominion Bank trades on the Toronto and New York Stock Exchanges under the symbol "TD", as well as on the Tokyo Stock Exchange.

For further information: John van Boxmeer, Vice President, Capital Finance, (416) 308-7309 or Nicholas Petter, Manager, Corporate Communications, (416) 308-1861